Exhibit (a)(5)(vi)

For More Information Contact:

Scott Tagliarino

(212) 974-6000

(917) 922-2364 (cell)

ELLIOTT TERMINATES TENDER OFFER

TO ACQUIRE EPICOR SOFTWARE CORPORATION

Offer Represented 109 Percent Premium over Current Market Price

NEW YORK (November 21, 2008 – Elliott Associates, L.P., a major stockholder of Epicor Software Corporation (NASDAQ: EPIC) that owns collectively with its affiliated funds 12.5% of the common stock of the company, today announced that it has terminated its previously announced tender offer for all outstanding shares of common stock of Epicor. Elliott’s offer was scheduled to expire at 11:59 pm, New York City time, on Wednesday, December 3, 2008.

Elliott is not accepting for payment any shares that have been tendered, and such shares will be returned promptly, without expense, to the holders who have tendered such shares (or, in the case of shares tendered by book-entry transfer through DTC, such shares will be credited to the proper account maintained with DTC). The tender offer consideration will not be paid or become payable to any holders of shares pursuant to the tender offer. Under no circumstances should shares be tendered to Elliott and, if tendered, such shares will not be accepted and will be promptly returned to the tendering stockholder.

Elliott sent Epicor the following letter today advising that it had terminated its tender offer:

November 21, 2008

Board of Directors

Epicor Software Corporation

18200 Von Karman Ave, Suite 1000

Irvine, CA 92612

Dear Members of the Board:

I am writing to you on behalf of Elliott Associates, L.P. and Elliott International, L.P. (collectively, “Elliott” or “we”), a major shareholder of Epicor Software Corporation (the “Company” or “Epicor”), in response to the Board’s decision to again recommend that stockholders of Epicor reject our offer to purchase the Company’s common stock for $7.50 per share.

We are astounded and disappointed by the Board’s decision. Epicor’s shares have plummeted 70% to date this year and your annual guidance and visibility into the future is weak. In light of these facts and the incredible market uncertainty, we would have anticipated that our all-cash, significant premium offer would at least have merited a meeting or discussion with us. Instead, the Board chose to ignore the following:

1.	Our offer to acquire 100% of Epicor’s stock at a price of $7.50 per share in cash represents a 109% premium to the current market price.

2.

The Board calls our offer “illusory;” however, we just extended our tender two days ago, thereby once again reaffirming our commitment to our cash tender offer that would have been fully funded by Elliott and was not subject to any financing condition.

3.	We have made numerous attempts to arrange a meeting with Epicor, all of which have been flatly denied.

4.	Several other potential buyers have contacted the Company regarding their interest in Epicor; and they have informed us that they, too, have been entirely rebuffed by the Board.

In response to these facts, which seem to weigh overwhelmingly in favor of considering our offer, you instead put out another press release touting yet-unreleased Epicor 9. While we are pleased you are excited about your new product, its upcoming release in no way substitutes for actual performance, and does not explain how Epicor’s value is superior to our immediate $7.50 per share in cash. In fact, in all of your disclosures you never once quantitatively address how you will create shareholder value in excess of $7.50 per share.

Given this situation and the fact that the Board of Directors has refused to engage in any discussion with us regarding our offer, we have decided to exercise our rights under the tender offer to terminate the offer, effective immediately.

Elliott thanks the numerous stockholders who have supported our offer, and we share their disappointment with the Board’s decision. We regret that Epicor stockholders will not be able to participate in what would have been a compelling opportunity to receive significant, immediate value.

We would, once again, remind the Board that Elliott remains interested in a constructive dialogue with the Company to reach an agreement that would maximize shareholder value. Additionally, if we have learned anything from this process, it is that we are confident that a majority of the shareholder base is supportive of a change in the composition of the Board.

Sincerely,

Jesse A. Cohn

Portfolio Manager

About Elliott Associates

Elliott Associates, L.P. and its sister fund, Elliott International, L.P. have more than $14.5 billion of capital under management. Founded in 1977, Elliott is one of the oldest hedge funds under continuous management. The Elliott funds’ investors include large institutions, high-net-worth individuals and families, and employees of the firm.

All trademarks used or mentioned in this release are protected by law.

IMPORTANT INFORMATION

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER FOR EPICOR’S COMMON STOCK. ELLIOTT FILED A TENDER OFFER STATEMENT ON SCHEDULE TO (CONTAINING AN OFFER TO PURCHASE, A LETTER OF TRANSMITTAL AND RELATED MATERIALS) WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (SEC) ON OCTOBER 15, 2008. THESE MATERIALS, AS AMENDED FROM TIME TO TIME, CONTAIN IMPORTANT INFORMATION AND INVESTORS AND STOCKHOLDERS OF EPICOR ARE ADVISED TO READ THESE DISCLOSURE MATERIALS CAREFULLY. INVESTORS AND STOCKHOLDERS CAN OBTAIN A FREE COPY OF THESE MATERIALS AND OTHER DOCUMENTS FILED BY ELLIOTT WITH THE SEC AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. THE DISCLOSURE MATERIALS MAY ALSO BE OBTAINED AT NO COST FROM THE INFORMATION AGENT, MACKENZIE PARTNERS, INC. COLLECT AT (212) 929-5500 OR TOLL-FREE AT (800) 322-2885.

YOU MAY ALSO EMAIL MACKENZIE PARTNERS, INC. AT TENDEROFFER@MACKENZIEPARTNERS.COM.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS. ALL STATEMENTS CONTAINED IN THIS PRESS RELEASE THAT ARE NOT CLEARLY HISTORICAL IN NATURE OR THAT NECESSARILY DEPEND ON FUTURE EVENTS ARE FORWARD-LOOKING, AND THE WORDS “ANTICIPATE,” “BELIEVE,” “EXPECT,” “ESTIMATE,” “PLAN,” AND SIMILAR EXPRESSIONS ARE GENERALLY INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS ARE BASED ON CURRENT EXPECTATIONS OF ELLIOTT AND ITS AFFILIATES AND CURRENTLY AVAILABLE INFORMATION. THEY ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE CERTAIN RISKS AND UNCERTAINTIES THAT ARE DIFFICULT TO PREDICT AND ARE BASED UPON ASSUMPTIONS AS TO FUTURE EVENTS THAT MAY NOT PROVE TO BE ACCURATE.

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